2025

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

NWTN INC.

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Dubai Time, on August 11, 2025.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

Vote at the Meeting –
If you plan to attend the virtual online extraordinary general meeting, you will need your 12 digit control number to vote electronically at the extraordinary general meeting. To attend:
https://www.cstproxy.com/nwtn/2025

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this ☒

Proposal	FOR	AGAINST	ABSTAIN
1. A special resolution of the holders of Class A ordinary shares and Class B ordinary shares to change the Company's name from "NWTN Inc." to "Robo.ai Inc."	☐	☐	☐
2. An ordinary resolution of the holders of Class A ordinary shares and Class B ordinary shares to remove independent directors Alain Batty, Joseph Levinson, and Michael S. Cashel, and executive director Aaron Huainan Liao from the board of directors of the Company.	☐	☐	☐
3. An ordinary resolution of the holders of Class A ordinary shares and Class B ordinary shares to appoint Yehong Ji as a new independent director of the Company.	☐	☐	☐
4. A special resolution of the holders of Class A ordinary shares and Class B ordinary shares to amend and restate the currently effective Second Amended and Restated Memorandum and Articles of Association of the Company by the deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association to reflect the change of the Company's name.	☐	☐	☐
5. An special resolution of the holders of Class A ordinary shares and Class B ordinary shares to authorize any one director or executive officer of the Company to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolutions as such director or executive officer, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.	☐	☐	☐
6. An ordinary resolution of the holders of Class A ordinary shares and Class B ordinary shares to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the other proposals.	☐	☐	☐

CONTROL NUMBER

____

Signature____________________**Signature, if held jointly**____________________**Date**__________, **2025**

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign in full corporate name by duly authorized officer, giving full title as such. If a partnership, please sign in partnership name by authorized person.

Important Notice Regarding the Internet Availability of Proxy Materials for the Extraordinary General Meeting of Shareholders to be Held on August 12, 2025

The Notice of Extraordinary General Meeting of Shareholders and Proxy Card are available at: https://www.cstproxy.com/nwtn/2025.

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PROXY

NWTN INC.

The undersigned hereby appoints Alan Nan Wu (the "Proxy") as proxy with full power to act and the power to appoint a substitute to vote the shares that the undersigned is entitled to vote at the extraordinary general meeting of shareholders (the "Extraordinary General Meeting") of NWTN Inc. (the "Company") to be held on August 12 at 3:00 p.m. (Dubai local time) at the Company's headquarters, located at Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis, Dubai, UAE, and at any adjournments and/or postponements thereof. You can also participate in the Extraordinary General Meeting, vote, and submit questions via live webcast by visiting **https://www.cstproxy.com/nwtn/2025**. Such shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and in the Proxy's discretion on such other matters as may properly come before the Extraordinary General Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the accompanying Notice of Extraordinary General Meeting of Shareholders and revokes all prior proxies for said meeting.

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED FOR PROPOSALS ONE, TWO, THREE, FOUR, FIVE AND SIX.

(Continued, and to be marked, dated and signed, on the other side)